EXHIBIT 99.1

VOX ROYALTY PROVIDES 2026 GUIDANCE AND

INCREASES QUARTERLY DIVIDEND

DENVER – March 5, 2026 – Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) (“Vox” or the “Company”), a returns-focused mining royalty and streaming company, is pleased to provide its 2026 annual guidance for royalty and net precious metal receipts1 and an increase to its upcoming quarterly dividend.

Kyle Floyd, Chief Executive Officer, stated: “We are excited to share our 2026 annual guidance which reflects significant growth expected of 70% to 90% in annualized royalty and net precious metal receipts1. We are also proud to reaffirm our commitment to returning capital to shareholders, highlighted by a 20% increase to our quarterly dividend, marking our fourth consecutive year of dividend growth. In the months ahead, we expect meaningful organic progress across our growing asset portfolio, including the anticipated first revenue from multiple royalties expected throughout 2026.”

2026 Guidance

In 2026, Vox expects royalty and net precious metal receipts1 to total between $28 million and $32 million, representing potential annual growth of approximately 70% - 90% over 20252. The Company anticipates that a greater proportion of royalty and net precious metal receipts1 for 2026 will be received in the first half of 2026 due to more deliveries being received in the first and second quarters.

Key growth assets for the Company for 2026 include, based primarily on public disclosure of third-party operators:

•	The Global Gold Portfolio, with a full year of gold metal deliveries over the producing assets acquired on September 26, 2025.
•	The Kanmantoo copper royalty, which was acquired on May 15, 2025, with relatively consistent quarterly revenue anticipated for 2026 guidance of 12,750t – 14,000t copper production.
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The Binduli North gold mine in Western Australia, where, in July 2025, Norton secured regulatory approval for a major expansion at the Binduli North gold project, boosting crushing and grinding capacity by 40% from 5Mtpa to 7Mtpa and setting a life-of-mine plan up to 8Mtpa over approximately 9 years.

•	Potential first revenue from the Mt Ida royalty, Horseshoe Lights royalty, Castle Hill milestone payment and Federation royalties.

Management’s 2026 outlook on royalty and net precious metal receipts1 is based primarily on publicly available information of the owners or operators of projects on which the Company has a royalty, stream or other interest and which management believes to be reliable. When publicly available forecasts on properties are not available, management seeks to obtain internal forecasts from the owners or operators, if available, or generates internal best estimates based on the information available.

Quarterly Dividend

The Company is also pleased to announce that its Board of Directors has increased its quarterly dividend and declared a quarterly dividend of $0.015 per common share, a 20% increase over the previous quarter, to be paid on April 14, 2026, to shareholders of record as of the close of business on March 31, 2026. This marks the fourth consecutive annual dividend increase for Vox shareholders.

For shareholders residing in Canada, the dividend will be paid in Canadian dollars based on the daily exchange rate published by the Bank of Canada on March 31, 2026. The dividend qualifies as an “eligible dividend” as defined in the Income Tax Act (Canada). The dividend is subject to customary Canadian withholding tax for shareholders that are not resident in Canada.

About Vox

Vox Royalty Corp. (NASDAQ: VOXR | TSX: VOXR) is a returns-focused mining royalty and streaming company built on disciplined capital allocation and risk-adjusted value creation. The Company holds a diversified portfolio of over 70 royalties and streams, including 12 producing and 25 development stage assets, with primary exposure to gold and select base and industrial metals across top tier mining jurisdictions. Founded in 2014, Vox combines a technically driven team, early catalyst identification, and a proprietary royalty database to generate convex, long-term returns and deliver superior investment outcomes for shareholders.

1 Royalty and net precious metal receipts is a non-GAAP financial measure that is not a standardized financial measure under IFRS Accounting Standards. For a description of the composition and usefulness of this non-GAAP financial measure and a reconciliation to revenue see “Note Regarding Certain Measures of Performance” below.

2 Refer to the Company’s announcement on February 3, 2026. The Company announced unaudited preliminary 2025 royalty and net precious metal receipts1 of $16.6 million, comprising $12 million from royalty revenue and $4.6 million in net precious metal income.

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Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
info@voxroyalty.com (720) 602-4223	pascal@voxroyalty.com (720) 602-4223

Cautionary Statements to U.S. Securityholders

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding the payment of a quarterly dividend in April 2026 and on any future date thereafter, development expectations at key growth assets during 2026, expectations to realize royalty and net precious metal receipts1 from producing and development stage assets in the near-term, and royalty and net precious metal receipts1 expectations for fiscal year 2026. Achievement of the 2026 royalty and net precious metal receipts1 guidance stated in this press release is subject to numerous risks and uncertainties, including but not limited to changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, Vox cannot provide assurance that the realized royalty and net precious metal receipts1 for 2026 will be in the range set forth above. In addition, management may or may not revise its guidance during the year to reflect more current information. If Vox is unable to achieve anticipated guidance, or if management revises its guidance, the Company’s future results of operations may be adversely affected, and the Company’s share price may decline.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Vox as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in Vox's annual information form for the financial year ended December 31, 2024 filed with Canadian securities regulators as well as: the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Vox holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions, including international trade and tariffs; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty, stream or other payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox's dividend policy; epidemics, pandemics or other public health crises, geopolitical events and other uncertainties, such as the changes to United States tariff and import/export regulations, as well as those factors discussed in the section entitled "Risk Factors" in Vox's annual information form for the financial year ended December 31, 2024 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

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Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on Vox’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change, and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Note Regarding Certain Measures of Performance

Non-GAAP Financial Measures

The Company has included certain financial performance measures, including “royalty and net precious metal receipts”, which do not have any standardized meaning under IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). These measures may not be comparable to similar measures presented by other companies, who may calculate the measures differently. The non-GAAP measures defined below are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

Royalty and net precious metal receipts is a non-GAAP financial measure, which is defined as including net precious metal income related to Vox’s offtake agreements, representing the proceeds the Company receives from the sale of refined gold to a third party less the purchase price paid to the mining operator for the refined gold and sales commissions, plus royalty revenue recognized during the period. Management uses royalty and net precious metal receipts to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as revenue, investors may use royalty and net precious metal receipts to evaluate the results of the underlying business. Management believes that royalty and net precious metal receipts is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company’s core operating results from period to period. Royalty and net precious metal receipts is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

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